UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012; or

☐        Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 1-14446

TD Bank 401(k) Retirement Plan

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

TD BANK 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

With Report of Independent Registered Public Accounting Firm

TD BANK 401(k) RETIREMENT PLAN

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	18

Consent of Independent Registered Public Accounting Firm	20

Ernst & Young LLP 200 Clarendon Street Boston, MA 02116 Tel: +1 (617)266 2000 Fax +1 (617)266 5843 www.ey.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator

TD Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of TD Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

A member firm of Ernst & Young Global Limited

June 18, 2013

TD BANK 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
Assets

Non-interest bearing cash	$429,331	$36,393
Investments, at fair value	1,379,555,039	992,984,131
Total investments	1,379,984,370	993,020,524

Employer core and transition contributions receivable	41,057,638	34,310,784
Employer matching contributions receivable	635,576	1,580,558
Employee contributions receivable	3,917	1,963,226
Notes receivable from participants	37,546,585	27,867,382
Total receivables	79,243,716	65,721,950

Net assets available for benefits at fair value	1,459,228,086	1,058,742,474

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,925,863)	(5,032,932)

Net assets available for benefits	$1,452,302,223	$1,053,709,542

See accompanying notes.

TD BANK 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in fair value of investments	$123,932,523	$(41,223,637)
Interest, dividends, and other	33,666,585	24,627,695
Net investment income/(loss)	157,599,108	(16,595,942)

Contributions:
Employer	78,615,948	65,267,275
Employee	72,766,281	60,962,953
Rollovers	10,462,242	9,308,578
Total contributions	161,844,471	135,538,806

Transfer from merged employee benefit plans	198,405,852	73,662,535

Total additions, including net investment income	517,849,431	192,605,399

Deductions from net assets attributed to:
Benefits paid to participants	119,202,753	78,788,903
Administrative expenses	53,997	106,506
Total deductions	119,256,750	78,895,409

Net increase in net assets available for benefits	398,592,681	113,709,990

Net assets available for benefits, beginning of year	1,053,709,542	939,999,552

Net assets available for benefits, end of year	$1,452,302,223	$1,053,709,542

See accompanying notes.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)                           Description of the Plan

The TD Bank 401(k) Retirement Plan (the “Plan”) is a defined contribution plan sponsored by TD Bank US Holding Company (the “Company”). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan’s provisions.  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan.

(a)               General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2009, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to contribute to the Plan on the first of the month following (or coincident with) completion of one month of service.

(b)               Contributions

On April 1, 2011, TD Bank, N.A., a subsidiary of the Company, acquired Chrysler Financial Services Americas LLC (“Chrysler Financial”). Effective April 1, 2012, two of the Chrysler Financial retirement plans, the Chrysler Financial Salaried Employees’ Savings Plan (“SESP”) and the Chrysler Financial Employee Managed Retirement Plan (“EMRP”), were merged with and into the Plan. On April 2, 2012, account balances from the SESP and EMRP were transferred to T. Rowe Price, the third-party administrator and directed Trustee for the Plan, for deposit into participants’ accounts.

Participants may contribute to the Plan, on a pre-tax basis, up to 50% of their eligible compensation. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code (the “Code”) for safe harbor plans and includes, but is not limited to, regular earnings, overtime pay, commissions, bonuses and incentives. Participants may also roll over distributions they receive from a prior employers’ qualified defined benefit or defined contribution plan.

Participants are eligible for Company matching contributions on the first of the month following (or coincident with) completion of twelve months of service. The Company match was designed to meet the standards for safe harbor treatment as defined by the Code. The Company matches 100% of participant contributions up to the first 3% of eligible compensation and 50% on the next 3% of eligible compensation.  Participants’  contributions are subject to Code limitations, which were $17,000 and $16,500 in 2012 and 2011, respectively.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)                                 Description of the Plan (continued)

(b)   Contributions (continued)

Catch-up contributions (within the meaning of Section 414(v) of the Code) can also be made by participants who reach age 50 during the plan year.  Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year.  The catch-up contribution limit was $5,500 for both 2012 and 2011.

The Plan also includes an employer core contribution from the Company for all eligible employees. To be eligible for a core contribution, an employee must first complete a year of service with the Company and be at least 21 years of age. Once this requirement is met, a participant is eligible for an allocation for the plan year if they are employed on the first and last day of the year, and work at least 1,000 hours during the year.

The core contribution is determined based on the sum of a participant’s age and years of service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age + Years of Service	Core Contribution (Percentage of Eligible Compensation)
Less than 35	2.0%
35 – 44	2.5%
45 – 54	3.0%
55 – 64	4.0%
65 – 69	5.0%
70 or more	6.0%

The core contributions for 2012 and 2011 were $37.2 million and $30.3 million, respectively. The core contributions were paid to the Plan in February 2012 and 2011, respectively.

Employees who previously participated in the TD Banknorth Inc. Pension Plan are also eligible for a transition contribution for any plan year from 2009 through 2013 in which they work at least 1,000 hours during the year, are employed on the first and last day of the year, and have reached age 50 on or before the first day of the year. The transition contribution is between 2% and 6% of eligible compensation based on the participant’s age on the first day of the Plan year. The transition contribution is subject to a three-year cliff-vesting schedule.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)                                 Description of the Plan (continued)

(b)   Contributions (continued)

The 2012 and 2011 transition contributions totaled $3.8 million and $4.0 million, respectively and were contributed to the Plan in February 2012 and 2011.

(c)   Participant Accounts

Each participant’s account reflects the participant’s contributions, rollover, and Company contributions as well as earnings or losses on those contributions. The account has been reduced by withdrawals and any applicable direct expenses.

(d)   Vesting

Participant contributions, any safe harbor employer matching contributions, and any earnings thereon are immediately vested.

Each participant whose employment is terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, shall have a non-forfeitable interest in the value of their core and transition contributions, and any earnings thereon, in accordance with the following schedule:

Years of Service (as defined by the Plan)	Vested Percentage

Less than three years	0%
Three or more years	100%

Notwithstanding the foregoing, any prior Plan balances from merged plans shall continue to vest in accordance with their respective vesting schedules.

(e)   Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)                                 Description of the Plan (continued)

(e)   Notes Receivable from Participants (continued)

A participant may borrow from their account a minimum of $1,000 up to the lesser of:  a) 50% of their vested account balance or b) $50,000 (reduced by their highest outstanding loan balance during the preceding twelve months).  The loans are secured by the balance in the participant’s account.  All loans are required to be repaid within five years of the loan origination date unless the purpose of the loan is the purchase of a primary residence.  The interest rate charged is a fixed rate based on the Prime Rate as noted in The Wall Street Journal on the date that the loan application is processed.  Interest rates range from 3.25% to 9.5% on loans outstanding at December 31, 2012.  Principal and interest is paid through fixed payroll deductions.

(f)   Payment of Benefits

A participant may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, a participant may withdraw all or part of their participant contributions plus earnings thereon. After attaining age 65, a participant may withdraw all or part of their total account balance. In the event of a qualifying hardship, a participant may withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in the Plan document), and related earnings.

Upon termination of employment or retirement, a participant can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

(g)   Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, a common collective trust fund (the T. Rowe Price Stable Value Common Trust Fund) and common shares of The Toronto-Dominion Bank, the parent of the Company.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)                                 Description of the Plan (continued)

(h)   Forfeitures

Forfeited non-vested accounts may be used to reduce employer contributions. In 2012 and 2011, forfeitures in the amount of $420,380 and $663,280, respectively, were used to reduce employer contributions. At December 31, 2012 and 2011, forfeited non-vested accounts totaled $1,032,016 and $390,073, respectively.

(i)   Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank common shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

(2)                                 Summary of Significant Accounting Policies

(a)         Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting.

(b)         Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c)          Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(2)                                 Summary of Significant Accounting Policies (continued)

(c)          Investment Valuation and Income Recognition (continued)

The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 6); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.

(d)         New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in US GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (“IFRS”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits for the years ended December 31, 2012 and 2011.

(e)          Payment of Benefits

Benefit payments to participants are recorded when executed by the participant.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(2)                                 Summary of Significant Accounting Policies (continued)

(f)           Administrative Expense

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. Administrative expenses that were paid directly by the Plan totaled $53,997 and $106,506 for the years ended December 31, 2012 and 2011, respectively.  Fees for recordkeeping services and investment management were paid by Plan participants indirectly through the Plan’s investment return.

(3)                                 Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 15, 2012 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. A qualified Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

US GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions for the years ended December 31, 2012 or 2011. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(4)                                 Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

Company contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(4)                                 Administration of Plan Assets (continued)

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

(5)                                 Investments

The following investments represented 5% or more of the fair value of the Plan’s net assets available for benefits at December 31:

	2012
	Number of shares	Fair Value
Investments, at fair value:
The Toronto-Dominion Bank common shares (1)	1,687,055	$142,269,354
TRP Stable Value Common Trust Fund (1) (2)	161,104,044	168,029,907
TRP Retirement 2020 Fund (1)	6,146,565	109,900,579
TRP Retirement 2025 Fund (1)	9,635,532	126,418,180
TRP Retirement 2030 Fund (1)	6,255,455	118,353,212
TRP Retirement 2035 Fund (1)	6,568,457	87,885,958

	2011
	Number of Shares	Fair Value
Investments, at fair value:
The Toronto-Dominion Bank common shares (1)	1,657,013	$123,961,166
TRP Stable Value Common Trust Fund (1) (2)	139,281,846	144,314,778
TRP Retirement 2020 Fund (1)	4,572,618	72,750,353
TRP Retirement 2025 Fund (1)	6,305,891	73,022,223
TRP Retirement 2030 Fund (1)	4,276,140	70,727,362
TRP Retirement 2035 Fund (1)	4,629,461	53,979,514

(1)  Party in interest.

(2)  The contract value of the Plan’s investment in the TRP Stable Value Fund was $161,104,044 and $139,281,846 at December 31, 2012 and 2011, respectively.

During 2012 and 2011, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

	2012	2011

Common stock	$16,551,406	$13,641,855
Registered investment companies	107,381,117	(54,865,492)
Net appreciation/(depreciation) in fair value of investments	$123,932,523	$(41,223,637)

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(6)                                 Fair Value Measurements

US GAAP provides the framework for measuring fair value. Fair value is defined as the price that would be received to sell as asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priory to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP are described below:

Level 1                                Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2                                Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  quoted prices for similar assets or liabilities in active markets

•                  quoted prices for identical or similar assets or liabilities in markets that are not active

•                  observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                Unobservable inputs for the asset or liability that are supported by little or no market activity. Level 3 inputs include management’s own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(6)                                 Fair Value Measurements (continued)

The fair value measurement level of the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 as compared to those used at December 31, 2011.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and common trust funds: Valued at the net asset value of shares held by the Plan at year end as reported in the active market.

Common Collective Trust Fund: Valued at the fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(6)                                 Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,069,255,778	$—	$—	$1,069,255,778
Common Stocks	142,269,354	—	—	142,269,354
Common Collective
Trust Fund	—	168,029,907	—	168,029,907
Total assets at fair value	$1,211,525,132	$168,029,907	$—	$1,379,555,039

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds	$724,708,187	$—	$—	$724,708,187
Common Stocks	123,961,166	—	—	123,961,166
Common Collective
Trust Fund	—	144,314,778	—	144,314,778
Total assets at fair value	$848,669,353	$144,314,778	$—	$992,984,131

(7)                                 Related-Party Transactions

The Plan owned 1,687,055 and 1,657,013 common shares of The Toronto-Dominion Bank valued at $142,269,354 and $123,961,166 at December 31, 2012 and 2011, respectively from which the Plan received dividends of $4,810,942 and $4,404,931 for years ended December 31, 2012 and 2011, respectively. These transactions qualify as party-in-interest transactions.

(8)                                 Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(9)                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of participants on such date.

(10)                          Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2012 and 2011 per the financial statements to the Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$1,452,302,223	$1,053,709,542
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	6,925,863	5,032,932
	$1,459,228,086	$1,058,742,474

The following is a reconciliation of net investment income / (loss) for the years ended December 31, 2012 and 2011 per the financial statements to Form 5500:

	2012	2011

Net investment income/(loss) per the financial statements	$157,599,108	$(16,595,942)
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	1,892,931	541,227
Adjust for: Gain/(loss) on asset transfers(1)	—	3,426,398
	$159,492,039	$(12,628,317)

(1)  Amount is included in the Transfer from merged employee benefit plans line per the financial statements, and in the Earnings on Investments section per the Form 5500.

TD Bank 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

(11)                          Comparative Financial Statements

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2012 financial statements.

(12)                          Subsequent Events

The Plan was evaluated for the impact of events that occurred subsequent to December 31, 2012 and up to June 18, 2013, the date the financial statements were issued, and no events were required to be recognized in the financial statements.

Supplemental Schedule

TD BANK 401(k) RETIREMENT PLAN

Plan No. 003  EIN - 01-0437984

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Party		Number of shares/units
in		Description of	Current
Interest	Identity of Issue	Investment/Asset	Value
Mutual Funds:
	AF Growth Fund of America	Registered investment company
		1,660,098 shares	$57,007,765
	Dodge & Cox Stock Fund	Registered investment company
		546,378 shares	66,603,481
*	TRP Mid-Cap Value Fund	Registered investment company
		2,108,307 shares	50,683,709
	Pennsylvania Mutual Institutional	Registered investment company
		1,640,077 shares	18,893,687
	Pimco Total Return Institutional	Registered investment company
		4,975,941 shares	55,929,576
*	TRP Retirement Income Fund	Registered investment company
		426,494 shares	5,949,596
	Vanguard Institutional Index Fund	Registered investment company
		493,112 shares	64,361,004
	Vanguard Total Bond Market Index Institutional	Registered investment company
		1,814,496 shares	20,122,759
	Vanguard Development Markets Index Instl	Registered investment company
		925,211 shares	8,946,791
	MFS Institutional International Equity	Registered investment company
		2,046,808 shares	39,401,053
*	TRP Retirement 2005 Fund	Registered investment company
		672,120 shares	8,159,539
*	TRP Retirement 2010 Fund	Registered investment company
		2,045,644 shares	33,691,763
*	TRP Retirement 2015 Fund	Registered investment company
		5,184,557 shares	66,777,089
*	TRP Retirement 2020 Fund	Registered investment company
		6,146,565 shares	109,900,579
*	TRP Retirement 2025 Fund	Registered investment company
		9,635,532 shares	126,418,180
*	TRP Retirement 2030 Fund	Registered investment company
		6,255,455 shares	118,353,212
*	TRP Retirement 2035 Fund	Registered investment company
		6,568,457 shares	87,885,958
*	TRP Retirement 2040 Fund	Registered investment company
		3,036,995 shares	57,976,239

TD BANK 401(k) RETIREMENT PLAN

Plan No. 003  EIN - 01-0437984

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Party		Number of shares/units
in		Description of	Current
Interest	Identity of Issue	Investment/Asset	Value
*	TRP Retirement 2045 Fund	Registered investment company
		3,646,220 shares	46,343,458
*	TRP Retirement 2050 Fund	Registered investment company
		1,907,812 shares	20,337,278
*	TRP Retirement 2055 Fund	Registered investment company
		523,061 shares	5,513,062
Common Stock:
*	The Toronto-Dominion Bank	Common shares - 1,687,055 shares	142,269,354
Common Collective Trust Fund:
*	TRP Stable Value Common Trust Fund	Guaranteed Investment Contract
		161,104,044 shares	168,029,907
			1,379,555,039
*Notes receivable from participants		Loans granted to plan participants, varying maturities, interest rates from 3.25% to 9.50%, secured by, at a minimum, 50% of vested account balances	37,546,585
			$1,417,101,624

*	Denotes Party in interest.

Note:  Cost information has not been included because all investments are participant directed.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-142253) pertaining to the TD Bank 401(k) Retirement Plan of our report dated June 18, 2013, with respect to the financial statements and schedule of the TD Bank 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2012 and 2011.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 18, 2013

TD Bank 401(k) Retirement Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD BANK 401(k) RETIREMENT PLAN

By:	/s/ SHEILA A. GLEASON
Sheila A. Gleason
Plan Administrator

Date: June 18, 2013